June 20, 2008
Via EDGAR and Facsimile (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	Foothills Resources, Inc. Registration Statement on Form S-1 File No. 333-137925
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Foothills Resources, Inc., a Nevada corporation (the “Company”), hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-captioned Registration Statement and declare the Registration Statement effective on June 20, 2008 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to call me at (661) 716-1320 or Frank Reddick at Akin Gump Strauss Hauer & Feld LLP at (310) 229-1000.

Sincerely,
/s/ W. Kirk Bosché
W. Kirk Bosché
Chief Financial Officer Foothills Resources, Inc.

cc:	Carmen Moncada-Terry, Securities and Exchange Commission